UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            FORM 12b-25


                     NOTIFICATION OF LATE FILING


                    SEC FILE NUMBER
                        0-7107

                     CUSIP NUMBER
                      843797 10 1

(Check one): /X/ Form 10-K  / / Form 20-F  / / Form 10-Q  / / Form N-SAR

         For Period Ended:  December 31, 2002

      / / Transition Report on Form 10-K
      / / Transition Report on Form 20-F
      / / Transition Report on Form 11-K
      / / Transition Report on Form 10-Q
      / / Transition Report on Form N-SAR
      For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTURED TO IMPLY THAT THE COMMISSION HAS VERFIIED ANY INFORMATION CONTAINED HEREIN.

PART I - REGISTRANT INFORMATION

SOUTHERN SCOTTISH INNS, INC.
Full Name of Registrant

Former Name if Applicable

1726 Montreal Circle
Address of Principal Executive Office (Street and Number)

Tucker, Georgia 30084
City, State and Zip Code

PART II - RULES 12b-35(b) AND (c)


       (a) The reason described in reasonable detail is Part III of this Form could not eliminated without unreasonable effort or expense.
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day
   /X/ following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due; date and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant had a change in corporate structure late in 2002 that Materially affects the Annual Report on Form 10-K. The Registrant desires to properly disclose and account for said change in the Annual Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Bruce D. Ingram  (770) 938-5966
     Name         (Area Code) Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d)
     of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter Period that the registrant was required to file such report(s) been
     Filed?  If answer is no, identify report(s).  Yes / /   No / /

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                     Yes / /   No /X/

     If so, attach an explanation of the anticipated change, both narratively And quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SOUTHERN SCOTTISH INNS, INC.
                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 24, 2003                  By:  Bruce D. Ingram
                                            Bruce D. Ingram, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sing on the behalf of the registrant shall be filed with the form.

                                  ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 1/ U.S.C. 1001).

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments must be completed and filed with the Securities Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules And Regulations under the Act. The information contained in or filed With the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulations S-T.